CORRESP for the Correct SEC letter on September 30, 2016 of the Registration Satement on Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

October 5, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     Michael Killoy
     David Link
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1
    Filed August 18, 2016
    File No. 333-210916

The follow contents are in response to the Correct SEC letter on September 30, 2016 for the Registration Satement on Form S-1/A:

Risk Factors, page 5

1. Please revise to provide risk factor disclosure addressing the conflicts of interest with Mr. Xie managing companies that are engaged in the same business.

Please see the amended contents of the Risk Factors 2(7) in page 5 of the Form S-1/A on October 5, 2016.

Directors, Executive Officers, Promoters and Control Persons, page 18

2. We note your disclosure regarding the multiple filers Mr. Xie is involved with and that "all of these corporations are all engaged in the same business." Please address the inherent conflicts of interest of running companies that are engaged in the same business and how your company will handle the conflicts.

Please see the amended contents of the Directors, Executive Officers, Promoters and Control Persons in page 18 of the Form S-1/A on October 5, 2016.

3. We note your disclosure that Mr. Xie is involved with Dewriver Inc. with a principal business of "engaging in the trading of the spot gold and the spot silver." Please revise to clarify the status of the Dewriver company.

Please see the amended contents of the Directors, Executive Officers, Promoters and Control Persons in page 18 of the Form S-1/A on October 5, 2016.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: October 5, 2016